Certificate Number
ZQ 123456

NEVSUN RESOURCES LTD.

INCORPORATED IN THE PROVINCE OF BRITISH COLUMBIA

Shares
****0**********

CUSIP 64156L 10 1

SEE REVERSE FOR CERTAIN DEFINITIONS

THIS CERTIFIES THAT **SPECIMEN**

is the registered holder of *** **ZERO** ***

FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT PAR VALUE

in the Capital of the above named Company subject to the Memorandum and Articles of the Company transferable on the books of the Company by the registered holder in person or by Attorney duly authorized in writing upon surrender of this Certificate properly endorsed.

This Certificate is not valid unless countersigned by the Transfer Agent and Registrar of the Company.

IN WITNESS WHEREOF the Company has caused this Certificate to be signed on its behalf by the facsimile signatures of its duly authorized officers at Vancouver, British Columbia.

President

CANCELLED

Secretary

DATED

COUNTERSIGNED AND REGISTERED
COMPUTERSHARE TRUST COMPANY OF CANADA
(TORONTO) (VANCOUVER)
TRANSFER AGENT AND REGISTRAR

CANCELLED

By ______________________
AUTHORIZED OFFICER

The shares represented by this certificate are transferable at the offices of Computershare Trust Company of Canada, Vancouver, B.C., or Toronto, Ont.

SECURITY INSTRUCTIONS ON REVERSE   VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO

Printed by DATA BUSINESS FORMS

037814

037814

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL INSURANCE NUMBER OF TRANSFEREE

[ ]

____

(NAME AND ADDRESS OF TRANSFEREE)

____

____ shares

registered in the name of the undersigned on the books of the Company named on the face of this Certificate and represented hereby, and irrevocably constitutes and appoints

____ the attorney

of the undersigned to transfer the said shares on the register of transfers and books of the Company with full power of substitution hereunder.

DATED

______________________ ______________________

(Signature of Witness) (Signature of Shareholder)

NOTICE: The signature of this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatsoever, and must be guaranteed by a bank, trust company or a member of a recognized stock exchange.

SIGNATURE GUARANTEED BY: ____

SECURITY INSTRUCTIONS - INSTRUCTIONS DE SÉCURITÉ

THIS IS WATERMARKED PAPER, DO NOT ACCEPT WITHOUT NOTING WATERMARK. HOLD TO LIGHT TO VERIFY WATERMARK.

PAPIER FILIGRANÉ, NE PAS ACCEPTER SANS VÉRIFIER LA PRÉSENCE DU FILIGRANE. POUR CE FAIRE, PLACER À LA LUMIÈRE.

